United States securities and exchange commission logo





                             January 19, 2023

       Thomas Tam
       Chief Executive Officer
       Solowin Holdings, Ltd.
       Room 1910-1912A, Tower 3
       China Hong Kong City
       33 Canton Road
       Tsim Sha Tsui, Kowloon
       Hong Kong

                                                        Re: Solowin Holdings,
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
23, 2022
                                                            CIK No. 0001959224

       Dear Thomas Tam:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed December 23, 2022

       Prospectus Cover Page, page i

   1. We note your disclosure on the prospectus cover page that as of "the date of this prospectus, [you] are
not subject to the PRC government   s direct influence or discretion
                                                        over the manner in
which [you] conduct [y]our business activities outside of the
                                                        PRC." Please remove
these and similar statements throughout the registration statement.
                                                        Your disclosure should
clarify that the legal and operational risks associated with operations in China
also apply to operations in Hong Kong.
 Thomas Tam
FirstName  LastNameThomas Tam
Solowin Holdings, Ltd.
Comapany
January 19,NameSolowin
            2023       Holdings, Ltd.
January
Page 2 19, 2023 Page 2
FirstName LastName
2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts. Provide cross-reference to the condensed consolidating schedule and the consolidated financial statements.
Commonly Used Defined Terms, page ii

3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of the holding company, subsidiaries, and other entities.
         For example, on page ii of the Prospectus Cover Page, you define
we,       us,       the
         Company,       our    or    our company    as the combined business of
Solowin Holdings, an
         exempted company incorporated in Cayman Islands, and its consolidated subsidiary.
         Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please also make conforming revisions throughout the document.
Prospectus Summary
The Company, page 1

4. In one of the opening paragraphs, please include your revenues and net loss or net income for the most recent fiscal year and interim stub, as applicable. This will provide a snapshot of your company.
5. We note you discuss your users and registered clients on page 1. Please revise to further clarify the difference and clarify if some of the clients are both users and registered clients.
Our Corporate History and Structure, page 8

6. Please revise the organizational charts on pages 9 and 65 to include the identity of the person or entity that owns the equity in each depicted entity. Currently such information appears to be missing for Vulcan Worldwide Holdings Limited, Gemini Asia Holdings
         Limited and Fortune Dynasty Global Limited. Please include a chart to show the percentage of holding the public shareholders will have post-IPO.
A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial, page 19

7. We note your disclosure that "our results of operations have been severely affected by the
         COVID-19 outbreak." Please revise to clarify and quantify, to the extent practicable, how your business was negatively impacted by the pandemic.
Risk Factors, page 19

8. Please revise your disclosure to include a risk factor that discloses that your officers and directors are located in Hong Kong and that it would be difficult to impose liability on
 Thomas Tam
Solowin Holdings, Ltd.
January 19, 2023
Page 3
         those individuals.
9. We note your disclosure regarding your asset management services and Fund products. Please provide risk factor disclosure, if applicable, in regard to the holding of these assets, that you might be considered an Investment Company under the Investment
         Company Act. As part of your response, please provide us an analysis of any exemptions you rely upon, if applicable, or advise. Please also clarify what you mean when you refer to the fund subscription fee you charge the client, on page 1.
We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients, page 21

10. We note your statement in this section that "[y]our total revenue-generating clients declined 56% from 4,818 as of March 31, 2021, to 2,104 as of March 31, 2022." Please
         revise to clarify the large drop in the number of "revenue-generating clients."
Our level of commission and fee rates may decline in the future, page 22

11. We note your disclosure that other firms may charge lower rates and fees, but do not provide any specific details on how your fees and commissions compare to those of your competitors. Please revise this section to provide a brief quantitative comparison of your fees and commissions compared to your competitors, or advise.
We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these, page 25

12. We note your disclosure that "[you] collaborate with a number of external service providers in providing services to [y]our clients for technology, processing and supporting functions" and that "if [y]our arrangements with any of these external service providers are terminated, [you] may not be able to find an alternative source." Please identify which third-party service providers you are referencing and a provide a brief description of the services each provides.
Failure of third-party systems upon which we rely could adversely affect our business operation, page 26

13. We note your disclosure that "[y]our business rely on technologies developed or licensed by third parties" and that "any interruption in the third parties services, or deterioration in
       the third parties    performance or quality could adversely affect our
business operation."
       We further note your disclosure that "[you] may not be able to obtain or continue to obtain
FirstName LastNameThomas Tam
       licenses and technologies from these third parties on reasonable terms, or at all." Please
Comapany    NameSolowin
       identify             Holdings,
                the licenses,         Ltd. and third-party providers you are
referencing and a
                              technologies
Januaryprovide  a brief
         19, 2023  Pagedescription.
                         3
FirstName LastName
 Thomas Tam
FirstName  LastNameThomas Tam
Solowin Holdings, Ltd.
Comapany
January 19,NameSolowin
            2023       Holdings, Ltd.
January
Page 4 19, 2023 Page 4
FirstName LastName
We derived a substantial portion of revenue from a small number of key client, page 27

14. We note your disclosure that "in fiscal years ended March 31, 2021 and 2022, [you]
         derived a substantial portion of [y]our revenue from a small number of key clients" but that "as the trading platform expands, [you] anticipate, but without assurance, that this concentration may possibly be decreasing in the future." Please revise this disclosure to:
             Quantify the percentage of revenue derived from these key clients for the fiscal years ended March 31, 2021 and 2022; and
             Clarify why you believe that the proportion of your total revenue derived from a
              small number of customers    may possibly be decreasing in the
future.

         Please also include this risk factor in the Prospectus Summary. Use of Proceeds, page 50

15. We note that you plan to use a portion of the proceeds from this offering for "conducting strategic investments and acquisitions in complementary businesses" but that you have not identified any specific investments or opportunities at this time. We further note on page
         56 you state that "[you] have been discussing several investment advisory businesses and jobs related to Financial Analysis." Please clarify whether you have identified any such financial investment advisory businesses and identify them if so. Please disclose the status of any negotiations with respect to possible acquisition of such businesses, and a brief description of these businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.
Overview, page 54

16. We note that you refer to "Hong Kong IPO margin financing services." Please briefly describe these services.
Our Reportable Segments, page 57

17. We note in your Segment footnote beginning on page F-15 that you disclose three reportable segments (i.e. securities related services, investment advisory services and asset
         management services) and also identify a    corporate    segment in
your disclosure, which
         appears to be different from the reportable segments identified on page 57. Please revise your filing and related reportable segment information to provide consistent disclosures.
18. To the extent that you believe disclosure of your reportable segments is necessary for an understanding of your business, please revise the Management's Discussion and Analysis
         ("MD&A") section of your filing to discuss the results of operations for each of your reportable segments, and also include a discussion of material year-over-year changes in
         the components of each segment   s profitability. Please refer to Item
303(b) of Regulation
         S-K and SEC Release No. 33-10890.
 Thomas Tam
FirstName  LastNameThomas Tam
Solowin Holdings, Ltd.
Comapany
January 19,NameSolowin
            2023       Holdings, Ltd.
January
Page 5 19, 2023 Page 5
FirstName LastName
Results of Operations, page 58

19. We note disclosure that revenue from securities brokerage commissions and handling income increased by $1.08 million for the fiscal year ended March 31, 2022 primarily due to an increase in the handling income received for IPO subscription in Hong Kong. We also note disclosure on page 21 that your total revenue-generating clients declined 56%
         during this same time period. Please revise your MD&A to include an enhanced discussion of the reason(s) for the changes in revenues during each period. Please also include a discussion of key variables (e.g. revenue-generating clients, number of transactions, etc.) and financial measurements that management is using in managing their business. Please refer to Item 303(a)(3) of Regulation S-K.
20. We note disclosure on page 73 that you earn fees of between 1.5% and 2.5% of your
         assets under management (   AUM   ). Understanding that this line of
business was
         established in 2022, please revise your MD&A section to provide a rollforward of your
         AUM, disaggregated by product, to include beginning and ending balances, inflows and outflows, market appreciation and depreciation and new funds established. Please also discuss any significant trends or concentrations in your AUM.
General and Administrative Expenses, page 59

21. We note disclosure that your general and administrative expenses increased during the fiscal year ended March 31, 2022 primarily due to referral fees of $681 thousand for introducing new customers and also note disclosures on pages 101 and F-22 related to referral fees paid to related parties. Please revise your filing, where appropriate, to disclose the total referral fees paid for each period along with a discussion of how these referral fees are determined and accounted for, and a discussion of which product offerings these referral fees relate to.
Interest expenses, page 59

22. We note that you refer to "interest expenses consist[ing] primarily of interest paid to
         [y]our brokers for IPO subscription financing." Please briefly describe this expense.
Total other income, page 59

23. We note that you refer to $57,000 in "total other income for the fiscal year ended March
         31, 2021" that "consisted of government subsidies." Please revise to:
             Describe the nature of these subsidies;
             Who provided them (e.g., Hong Kong, China, etc.); and
             Whether you received any similar subsidies for the fiscal year ended March 31, 2022.
Securities brokerage commissions and handling income, page 62

24. We note that you refer to "dividend collection handling income." Please briefly describe the services provided for this income.
 Thomas Tam
FirstName  LastNameThomas Tam
Solowin Holdings, Ltd.
Comapany
January 19,NameSolowin
            2023       Holdings, Ltd.
January
Page 6 19, 2023 Page 6
FirstName LastName
Our Services, page 69

25. We note disclosure on page 22 that you began your IPO subscription services in June
         2020 along with disclosure on page 58 that your revenues increased during the fiscal year ended March 31, 2022 primarily due to handling income received for IPO subscription in
         Hong Kong. Please revise your filing to include a detailed discussion of your IPO subscription offerings and your accounting for these services. In your revised disclosures, please specifically discuss the subscription financing arrangement(s) you provide as disclosed on page 69 in addition to discussing how you recognize both interest income and interest expense from these financing arrangements as disclosed on pages 58-59.
Customers, page 76

26. Please disclose the identity of the largest three customers who accounted for 51%, 17%
         and 10% of your total revenues for the fiscal years ended March 31, 2022, or advise. Please include risk factor disclosure related to any dependence on a limited number of customers.
Industry, page 77

27.      Please revise your filing to clearly define the term    turnover    as
included in your tabular
         presentations of total turnover of stock connect in Hong Kong and total turnover of securities market in Hong Kong on page 78, in addition to all references of turnover noted
         on pages 81-82.
Minimum capital requirements, page 91

28. We note your disclosure that Solomon JFZ is required to have a minimum paid-up share capital of HK$10,000,000 and to maintain minimum liquid capital of HK$3,000,000.
         Please disclose if you currently meet these requirements.
Receivables from Customers and Broker-Dealers and Clearing Organizations, page F-10

29. Please revise your filing to include your policy for determining past due or delinquency status as required by ASC 310-10-50-6(e).
Note 14. Concentrations and Risks, page F-23

30. We note your disclosure on page F-24 of your customers who represent a significant percentage of your total revenues, total receivables and total payables as of each period presented. Please confirm that your current disclosure of customers (i.e. Customer A,
         Customer B, etc.) represent separate and distinct customers and that there are no customers currently listed, for instance, that also comprise a significant percentage of either your revenues or your receivables or payables for any period presented and revise your filing to clarify accordingly.
 Thomas Tam
FirstName  LastNameThomas Tam
Solowin Holdings, Ltd.
Comapany
January 19,NameSolowin
            2023       Holdings, Ltd.
January
Page 7 19, 2023 Page 7
FirstName LastName
General

31. Please revise your disclosure throughout the document, including the prospectus summary and risk factors, to reflect that the United States Congress has passed the Accelerating Holding Foreign Companies Accountable Act,
which decreases
         the number of "non-inspection years" from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted.
32. We note your disclosure in the summary section on page 10, the Entry Barriers section on page 81, the Responsible Officers section on page 89, etc. that you only have one
         "responsible officer" even though the Securities and Future Commission of Hong Kong
         (the "HKSFC") requires two responsible officers. You further stated that "HKSFC has not taken any issue as to this non-compliance as at the date of this prospectus" and that you are "of the view that this non-compliance is immaterial in carrying out [your] ordinary businesses." Please provide us your analysis as to why you believe this non-compliance is immaterial.
       You may contact Shannon Davis at (202) 551-6687 or John Spitz at (202) 551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:      Kevin Sun